06006654

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 1 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CDK Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Keesee (212) 871-8502
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 Third Avenue, Suite 2805	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Keesee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDK Financial Services, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principle

Title

Notary Public

WILLIAM T. McCALLUM
Notary Public, State of New York
No. 01MC6039701
Qualified in New York County
Commission Expires April 10, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CDK FINANCIAL SERVICES, LLC

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED DECEMBER 31, 2005

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members of
CDK Financial Services, LLC

We have audited the accompanying statement of financial condition of CDK Financial Services, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of CDK Financial Services, LLC as of December 31, 2005, and the results of it operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William T. McCallum CPA PC

New York, New York
February 22, 2006

CDK FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

ASSETS	
Cash and Cash Equivalents	$ 758,193
Fees Receivable (Note C)	3,354,521
Prepaid Expenses	123,613
Other Assets	22,242
TOTAL ASSETS	$ 4,258,569

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 235,068
Deferred Tax Liability (Note A & D)	123,986
TOTAL LIABILITIES	359,054
MEMBER'S EQUITY	3,899,515
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 4,258,569

The accompanying notes are an integral part of these statements.

CDK FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2005

REVENUES:	
Placement Fees	
Management Fees	$ 3,648,881
Performance Fees	3,323,746
TOTAL REVENUES	6,972,627
EXPENSES:	
Commissions	477,795
Bank Charges	5,855
Filing Fees	9,732
Salary	640,083
Pension Expense	6,646
Payroll Taxes	32,674
Professional Fees	68,094
Rent	169,467
Real Estate Taxes	3,472
Utilities	9,975
Travel Expense	27,986
Meals & Entertainment	16,502
Other Expenses	1,484
Support Fees (Note B)	778,365
TOTAL EXPENSES	2,248,130
INCOME FROM OPERATIONS	$ 4,724,497
OTHER INCOME	
Interest Income	16,865
INCOME BEFORE PROVISION FOR INCOME TAX	$ 4,741,362
PROVISION FOR INCOME TAX (Note D)	220,318
NET INCOME	$ 4,521,044

The accompanying notes are an integral part of these statements.

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

MEMBERS' EQUITY AT BEGINNING OF YEAR	$ 3,674,078
NET INCOME	4,521,044
MEMBERS' DISTRIBUTIONS	(4,295,607)
MEMBERS' EQUITY AT END OF YEAR	$ 3,899,515

The accompanying notes are an integral part of these statements.

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 4,521,044
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in current assets	
Fees receivables	515,714
Prepaid expenses	(46,181)
Other Assets	(22,242)
Increase (decrease) in current liabilities	
Accounts Payable	17,228
Deferred city income tax payable	(21,114)
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,964,449
CASH FLOWS USED IN FINANCING ACTIVITIES	
Members' Distributions	(4,295,607)
NET INCREASE IN CASH	668,842
CASH AT BEGINNING OF YEAR	89,351
CASH AT END OF YEAR	$ 758,193
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 164,500

The accompanying notes are an integral part of these statements.

CDK FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CDK Financial Services, LLC (the "Company"), is a Delaware Limited Liability Company that is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company is focused exclusively on the private placement of hedge funds to sophisticated institutional and high net worth investors. The Company is engaged by several hedge fund managers, located both in the United States and offshore. The Company's revenue is derived from placement fees, which are related to management and performance fees. These fees are received by the Company's clients on the assets placed by the Company with investors in hedge funds managed by the Company's clients. The Company does not handle clients' funds or securities and is not engaged in securities trading.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self regulatory organizations. Such regulation included, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentrations of Credit Risk arising from cash deposits in excess of insured limits

The Company maintains its cash balances at a major banking institution. The balances are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2005, the Company's uninsured cash balances totaled $ 658,193. The Company does not believe that it has any risk with respect to its cash balances.

Receivables

Receivables are uncollateralized customer obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- CONTINUED

Management individually reviews all receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the receivables recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2005, management has no allowance for doubtful accounts.

Use of Estimates

The presentation of financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities utilizing the accrual method of accounting and their respective income tax bases utilizing the cash method of accounting for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

Revenue Recognition

Revenue from placement fees related to management and performance fees, are recorded on the accrual basis, at the time when fees are determined to be earned based upon contractual arrangements.

NOTE B: RELATED PARTY TRANSACTIONS

The Company receives support and administrative services from one of the Company's members. In this regard, in consideration of a support fee, the affiliate incurs significant operating expenses on behalf of the Company. For the year ended December 31, 2005, the Company incurred and paid $778,365 in support and administrative service fees.

NOTE C: PLACEMENT FEE AGREEMENTS

The Company entered into agreements with unrelated entities whereby, the Company earns placement fees related to management and performance fees of various hedge funds. Generally, management fees are pre-paid at the beginning of each quarter whereas, performances fees are generally payable within five days of receipt by the Company's clients, the majority of which are at year end. At December 31, 2005, placement fees receivable amounted to $3,354,521. For the year ended December 31, 2005, 98% of the fees were earned from one unrelated entity.

NOTE D: INCOME TAXES

Although the Company pays no federal or state income taxes as a limited liability company that has elected to be treated as a partnership, it is subject to the New York City unincorporated business tax on its income, with modifications, at the rate of (4) four percent. As such, for the year ended December 31, 2005, the New York City income tax provision consisted of the following:

Current City Tax Payable	$241,432
Deferred Tax (Benefit) Liability	(21,114)
Provision for Income Taxes	$220,318

At December 31, 2005, the deferred tax liability resulted from timing differences between financial and income tax reporting related to fees receivable and accounts payable.

NOTE E: DESCRIPTION OF LEASE AGREEMENTS MINIMUM FUTURE LEASE OBLIGATIONS

Effective as of June 15, 2005, the Company entered into a seven year lease agreement for office space in New York City. Prior thereto, it maintained offices elsewhere in New York City whereby its lease obligation was included in its support fee paid to a related party.

The following is a schedule of the Company's required minimum future annual lease obligations:

Year	Rental
2006	$266,900
2007	266,900
2008	277,576
2009	288,252
2010	288,252
2011	288,252
2012	144,126
	$ 1,820,258

In lieu of providing a cash security deposit pursuant to the lease agreement, the Company issued a letter of credit to the landlord in the amount of $266,900. The letter of credit may be reduced by $22,242 each year at the end of the second, third and fourth lease year and by $24,021 each year at the end of the fifth and sixth year.

NOTE F: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of $6^2/_3\%$ of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2005, the Company had net capital of $758,193 which exceeded its requirement by $742,538.

NOTE G: SUBSEQUENT EVENTS

During January 2006, the Company made distributions of $3,786,724 to its members.

CDK FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2005

CREDITS	
Members' equity	$3,899,515
Deferred Tax Liability	123,986
TOTAL CREDITS	4,023,501
DEBITS	
Nonallowable assets:	
Fee Receivables, net of compensation payable only upon collection of the fees	3,119,453
Prepaid Expenses and Other Assets	145,855
TOTAL DEBITS	3,265,308
NET CAPITAL	758,193
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness of $235,068, or $5,000	15,655
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 742,538
Ratio of aggregate indebtedness to net capital	.31 to 1
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 235,068

CDK FINANCIAL SERVICES, LLC
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Net Capital, as reported in Company's Part II-A Focus Report (unaudited)	$	523,125
Decrease in non-allowable assets compensation payable only upon collection of fees receivable		235,068
Net Capital, as adjusted	$	758,193

CDK FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
December 31, 2005

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i).